SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General
Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-89544, was filed on May 31, 2002.
This filing relates to an Agreement and Plan of Reorganization whereby Automated Government Cash Reserves (Surviving Fund), a portfolio of Money Market Obligations Fund, acquired all of the assets of FirstMerit Government Money Market Fund (Acquired Fund), a portfolio of FirstMerit Funds, in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective August 16, 2002, each shareholder of the Acquired Fund became the owner of Surviving
Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Regular Meeting held on May 17, 2002, and was also approved by Acquired Fund shareholders at a Special
Meeting held on August 15, 2002.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on July 3, 2002.